

December 6, 2012

<u>Via E-Mail</u>
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

       Re: **Concha Y Toro Winery, Inc.**
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed April 30, 2012
                Response dated November 20, 2012
                File No. 1-13358

Dear Mr. Venegas:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 15. Biological Assets, page F-67

1.   We note your reference to a technical study conducted by an external consultant "A Biological Assets Valuation Model" in your response to comments one and two of our letter dated November 6, 2012. We further note your statement that in 2011, you requested external consultants to go through the findings of previous years and determine whether they were still valid. Please provide us with a courtesy copy of the referenced technical study. Also confirm to us that your accounting for

biological assets is based on the conclusions of Company management and not your external consultants.

2.   We note in your response to comments one and two of our letter dated November 6, 2012 that the Company grows grapes for its Reserve, Premium and Ultra Premium wines in its own vineyards, and purchases mostly lower quality grapes used to produce Bi Varietal and Varietal wines sold at lower price points. We further note your disclosure on pages seven and 92 that in 2011, 68% of the grapes used in the production of your premium, varietal, bi-varietals and sparkling wines were purchased by the Company from independent growers in Chile. Please tell us if the Company currently purchases or has ever purchased higher quality grapes used for Reserve, Premium or Ultra Premium wines from independent growers or if the Company has ever sold any of its higher quality grapes from Company vineyards to third parties, including any sold to Viñedos Emiliana or Viña Almaviva (pages 70-71) or related parties (page F-49) and, if so, tell us how those transaction prices were considered for purposes of determining the fair value of Company-grown grapes under IAS 41. In this regard, it appears that any such premium grape contract prices may be relevant for purposes of estimating the fair value of grapes grown by the Company using a cash flow model.

3.   We note in your response to comments one and two of our letter dated November 6, 2012 that the Company still does not have a precise method that allows it to estimate the quantity produced each year, and that to date you cannot estimate the quantity of grapes produced by the biological assets with any degree of confidence. Please advise us of the following:

    •   Based on your response, it appears to us that you are unable to estimate the quantity of grapes that you produce and harvest each year. Please confirm our understanding and, if so, explain to us the process or method that the Company undertakes to attempt to estimate the quantity of grapes produced and harvested each year and tell us how this affects other aspects of your business such as your ability to estimate impairment for obsolescence of raw materials (page F-25), test your long-lived assets for impairment and prepare budgets, forecasts or projections.

    •   To the extent that you are actually able to estimate the quantity of grapes that are produced and harvested each year, it would appear to us that those estimates would become more reliable as the growing season progresses up to the point of harvest. If true, please further explain to us how this factor was considered for purposes of estimating fair value of grapes grown by the Company using a cash flow model.

4.   We note on page F-28 that the Company depreciates its biological assets on a straight-line basis considering the estimated useful lives of grapevines and subjecting the value to impairment test in each year. Please explain to us in sufficient detail

how you test the biological assets for impairment, including how you measure the recoverable amount and the IFRS guidance you follow.

5.   We note in your response to comments one and two of our letter dated November 6, 2012 that sector benchmarks such as the value of hectares of land planted with vines are not possible to obtain as the Company has no knowledge of these types of transactions or the prices involved. We further note that the Company has acquired several new vineyards in the recent past based on the disclosures in your Forms 20-F for the fiscal years 2003-2011. Please advise us of the following:

- How the Company considered its own acquisitions of new vineyards in the recent past for purposes of estimating the fair value your owned grapevines;

- Whether the Company has sold any of its vineyards in the recent past and, if so, how those transaction prices were considered; and

- The specific process and steps that the Company undertook in order to ultimately conclude it was not possible to obtain the value of hectares of land planted with vines.

6.   We note in your response to comments one and two of our letter dated November 6, 2012 that Fetzer's identifiable assets were measured at fair value in your April 15, 2011 acquisition and that the fair value did not differ significantly from book value. Please tell us the book value of the Fetzer assets on the acquisition date and the fair value that you assigned to these assets on that date. Also identify the method(s) that you used to estimate the fair value of the acquired Fetzer assets.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining